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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A
                    under the Securities Exchange Act of 1934
                                (Amendment No. 1)



                       INTEGRATED PROCESS EQUIPMENT CORP.
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)

                                    45812K108
                                 (CUSIP Number)

                                 ROGER K. MARACH
                          SPEEDFAM INTERNATIONAL, INC.
                              305 NORTH 54TH STREET
                             CHANDLER, ARIZONA 85226
                                 (602) 705-2105
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                NOVEMBER 19, 1998
                          (Date of Event which Requires
                            Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.
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CUSIP No. 45812K108



CUSIP No. 45812K108
(1)      Name of Reporting Person.
         S.S. or I.R.S. Identification Nos. of Above Person.

         SpeedFam International, Inc.

(2)      Check the Appropriate Box if a Member of a Group.  (See Instructions).
                                                                   (a)      [ ]
                                                                   (b)      [ ]


 (3)     SEC Use Only.


(4)      Source of Funds (See Instructions)

         WC

(5)      Check if Disclosure of Legal Proceedings is Required Pursuant to Items
         2(d) or 2(e)                                         [ ]


(6)      Citizenship or Place of Organization.
         Illinois


                   (7)      Sole Voting Power.
                            3,550,450 (1)

                   (8)      Shared Voting Power.
                            0
    NUMBER OF
      SHARES       (9)      Sole Dispositive Power.
   BENEFICIALLY             3,550,450 (1)
     OWNED BY
       EACH        (10)     Shared Dispositive Power.
    REPORTING               0
      PERSON
       WITH

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person.
             3,550,450 (1)

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
         Instructions).                             [ ]

(13)     Percent of Class Represented by Amount in Row (11).
             16.6% (2)

(14)     Type of Reporting Person (See Instructions).
             CO



(1) The shares of common stock of Integrated Process Equipment Corp. (the "Issuer") covered by this report are purchasable by SpeedFam International, Inc. ("SpeedFam") upon exercise of an option granted to SpeedFam pursuant to the Stock Option Agreement dated as of November 19, 1998, and described in Item 4 of the Statement on Schedule 13D filed November 30, 1998. Prior to the exercise of the option, SpeedFam is not entitled to any rights as a stockholder of the Issuer as to the shares covered by the option. The option is only exercisable upon the happening of certain events. In the event the stock option


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         becomes exercisable and is exercised in full, SpeedFam will have voting power with respect to that number of shares equal to 19.9% of the then outstanding shares of common stock of the Issuer, which, based upon the 17,841,457 shares of the Issuer outstanding as of November 2, 1998, equals 3,550,450 shares of common stock of the Issuer. The number of shares issuable upon exercise of the option shall be adjusted in the event that any additional shares of the Issuer are issued. Due to the contingent nature of the option, as of the date of this Amendment No. 1 to Schedule 13D, SpeedFam disclaims beneficial ownership of the shares subject to the option.

(2) Adjusted to reflect the issuance by the Issuer of 3,550,450 shares of common stock of the Issuer upon exercise of the option as described in the Statement on Schedule 13D filed November 30, 1998.


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CUSIP No. 45812K108




         Amendment No. 1 to Schedule 13D

         This Amendment No. 1 to Schedule 13D amends and supplements the Statement on Schedule 13D relating to the event date of November 19, 1998, filed by SpeedFam International, Inc. ("SpeedFam") relating to the common stock of Integrated Process Equipment Corp. (the "Issuer"). The address of the principal executive office of the Issuer is 911 Bern Court, Suite 110, San Jose, California 95112.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5(a) is hereby amended to add the following:

         Certain affiliates of SpeedFam beneficially own, in the aggregate, 800 shares of common stock of the Issuer, which based upon the 17,841,457 shares of the Issuer outstanding as of November 2, 1998, equals 0.004% of the outstanding shares of the Issuer. The beneficial ownership of these affiliates is as follows:

      Name                                    Common Shares
      ----                                    -------------
      James N. Farley                         200

      Richard S. Hill                         100

      Dr. Stuart L. Meyer                     500



         Item 5(b) is hereby amended to add the following:

         Certain affiliates of SpeedFam beneficially owning common stock of the Issuer (as described in Item 5(a)) have sole voting power as to each of their respective common stock holdings.

         Except as described herein, neither SpeedFam nor, to the best of SpeedFam's knowledge, any other person referred to in Schedule A of the Statement on Schedule 13D filed November 30, 1998, beneficially owns or has acquired or disposed of any common stock of the Issuer during the past 60 days.


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CUSIP No. 45812k108

         SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                      SPEEDFAM INTERNATIONAL, INC.


                                      By:  /s/     Roger K. Marach
                                      ------------------------------------------
                                                   Roger K. Marach,
                                               Chief Financial Officer

                                                   Dated:  February 22, 1999


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